Item 77C


1.	A Special Meeting of Shareholders of The RBB Fund,
Inc.'s (the "Company") Senbanc Fund (the "Fund") was held on April 29, 2008 (the "Meeting"). The following proposal was submitted for a vote of the Fund's shareholders at the
Meeting:

      1. Approval of the new Investment Advisory Agreement between Hilliard Lyons Research Advisors ("Hilliard Lyons") and the Company, on behalf of the Fund (the "Agreement").

With respect to the proposal, the following votes were received:


Name of Fund                For          Against            Abstain

The RBB Fund, Inc.-
Senbanc Fund             3,396,086          0               108,582

Based on the votes received, the Agreement was approved by shareholders of the Portfolio.



2.	A Unanimous Consent of Shareholders of the Bear
Stearns CUFS MLP Mortgage Portfolio (the "Portfolio") was submitted pursuant to Article II, Section 8 of The RBB
Fund, Inc.'s (the "Company") bylaws dated August 16, 1988, as amended.

On August 12, 2008, the following proposal was approved via the unanimous consent of the shareholders:

RESOLVED, that the proposed new Investment Advisory
Agreement between the Company, on behalf of the Portfolio, and Bear Stearns Asset Management Inc., be, and the same hereby is, approved in the form attached to the Information
Statement previously provided to Shareholders of the Portfolio.